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                                                                Exhibit (a)(4)

                [LETTERHEAD OF L.G. ZANGANI, INC. APPEARS HERE]



                                                                PRESS RELEASE
                                                                -------------

               VISTA  2000, INC. ANNOUNCES CASH TENDER OFFER FOR
                       AMERICAN CONSUMER PRODUCTS, INC.

ATLANTA, GEORGIA, AUGUST 29, 1995... VISTA 2000, INC. (NASDAQ:
VIST, VISTA) announced today a friendly cash tender offer for all outstanding shares of American Consumer Products, Inc. (NASDAQ: ACPI) at $5.30 per share, not already owned by VISTA 2000, INC. American Consumer Products, Inc. has approximately 2.5 million shares outstanding, resulting in a total potential value for the transaction of about $13.5 million. VISTA 2000, INC. has on hand cash funds needed to complete the transaction as a result of a recently completed preferred convertible stock offering.

The offer is conditional on a tender of at least 51% of outstanding shares on a fully diluted basis, as well as certain other conditions. The offer will be filed with the Securities and Exchange Commission not later than Wednesday, August 30, 1995, and is expected to be completed within 30 days. Shareholders may contact the information agent: Kissel Blake, Inc., 110 Wall Street, New York, New York; 212-344-6733 or 800-554-7733.

AMERICAN CONSUMER PRODUCTS, INC. manufactures and distributes consumer hardware products, including key blanks, key related accessories, knives, letters, numbers and signs, driveway markers, snow shovels and pet products, as well as gloves and other items through its Boss Manufacturing subsidiary, which are sold by the Company's national field sales force to hardware, mass merchandise and DIY retailers across the United States. In addition, the Company's national field sales organization represents Pawtucket Fasteners for the sale of Sharon Fastener products (nuts, bolts and screws).

VISTA 2000, INC.'s product line includes a wide range of consumer products including appliances for personal safety, home security and family health, as well as housewares and convenience items for general consumer use and in advertising promotion activities. The products are sold through retailers nationwide and direct to consumers on television and in magazines.